Filed by Sandbridge Acquisition Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Sandbridge Acquisition Corporation
Commission File No. 001-39516

Owlet First Quarter 2021 Earnings Call Script

May 19, 2021

Mike Cavanaugh, Investor Relations

Good morning, and thank you for joining us. Today, Owlet released financial results for the quarter ended March 31, 2021. The release is currently available on the Company’s website at www.owletcare.com.

Kurt Workman, Co-Founder and Chief Executive Officer, and Kate Scolnick, Chief Financial Officer, will host this morning’s call.

Before we get started, I would like to remind everyone that management will be making statements during this call that include forward-looking statements within the meaning of federal securities laws, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

Any statements contained in this call that are not statements of historical facts should be deemed to be forward-looking statements. All forward-looking statements, including without limitation, statements regarding our business strategy and future financial and operating performance, including expectation for 2021 revenue, our current and future product offerings, and reimbursement and coverage, are based upon current estimates and various assumptions. These statements involve material risks and uncertainties that could cause actual results to differ materially from those anticipated or implied by these forward-looking statements. Accordingly, you should not place undue reliance on these statements. For a list and description of the risks and uncertainties associated with our business please see the S-4 registration statement filed by Sandbridge Acquisition Corporation with the Securities and Exchange Commission, and its subsequent filings.

The information provided in this conference call speaks only to the broadcast today, May 19, 2021. Owlet disclaims any intention or obligation, except as required by law, to update or revise any information, financial projections or other forward-looking statements whether because of new information, future events or otherwise. I’ll now turn the call over to Kurt Workman, CEO of Owlet.

Kurt Workman, CEO

Thanks Mike, and thank you all again for joining us today for a review of our strong first quarter results as well as a brief corporate update. On behalf of the Owlet and Sandbridge teams, we appreciate your continued support of Owlet. Much has happened since our February business combination announcement, and we are more excited than ever about the truly immense potential of Owlet to transform parenting as we know it, providing a peace of mind that was just not available to parents before Owlet.

My three amazing children were the inspiration behind the founding of Owlet, and I think it’s fair to say that all parents understand the sudden realization that “it’s all up to me.” Overnight with zero training, poor tools, and limited support, parents are suddenly entrusted with the most important job of all – parenting. Becoming a parent is one of the biggest changes we can experience in life. Every parent wants their baby to be safe, healthy and happy. However, significant issues may arise during pregnancy as well as the initial years of a child’s development. Just in the U.S. alone, there are over 92 million healthcare visits in the first 4 years of life. Additionally, a new parent on aggregate is expected to lose 44 nights of sleep in the first year alone.

Owlet is building the care platform to help usher in a modern connected solution from conception to kindergarten. In order to accomplish this, our solution brings the data and technology out of the four walls of the hospital and directly to parents in the home. Owlet, at its core, is about striving to empower parents to deliver care at home during those crucial years.

We’ve collected an expansive set of infant health data, and it continues to grow each day. We track an average of 11.5 billion heart beats a night, and we have hundreds of millions of hours of sleep data. In Q1, we announced one of the largest studies ever done on infant cardiac health issues, which was conducted by researchers from the Cleveland Clinic, University of Michigan and the University of Utah, and published in the Journal of Pediatrics. This study analyzed over 200 million hours of biometric data using insights from our Smart Sock. This massive data set is a critical differentiator, as it’s enabling research that’s never been possible before in the home. We believe this will position Owlet as a leader in pediatric health. This also allows Owlet to bring AI into the nursery, driving significant advancements in products and services.

We’re at an important inflection point this year, and I’m personally so excited for what’s ahead. We are in the process of developing a wearable wellness band for expectant mothers as well as a Smart Sock for children up to age 5. These two products will greatly expand our footprint in the home both before and beyond infancy, extending the relationship that we have with each family by several years. On top of that, we're continuing to drive more FDA submissions and working on plans to integrate telehealth and subscription services in the future.

The parenting market is massive, with parents on average spending over $12,000 a year per child. In the U.S. alone, the conception to kindergarten period represents 24 million parents dedicated to providing thoughtful care. There are also significant tailwinds that we believe bode quite well as we continue to strengthen our leadership position in the digital parenting space. Among these, digital health solutions are everywhere, and millennial parents expect access to the same health information and technology that they have about their own bodies for their own children. Furthermore, healthcare is increasingly moving to the home. We’ve seen dramatic acceleration of this trend as technology becomes better and more accessible. There is increased focus on value-based care. This trend gained momentum over the past year as pediatric telehealth visits greatly increased due to COVID-19.

We estimate that Owlet’s connected nursery could represent an opportunity of up to $81 billion, and we’re building the team to match that enormous opportunity. We’ve brought together some of the best leaders across multiple industries:

●	Kate Scolnick — who you will hear from momentarily — as Chief Financial Officer, bringing with her three decades of global financial-management experience

●	Caryn Johnson, a pioneer in brand building, as Chief Marketing Officer

●	Former Philips senior executive Jim Fidacaro as Healthcare General Manager

●	Abhi Bhatt, a product leader from Amazon’s Alexa division

In addition, our board has been strengthened with the additions of former Livongo CEO Zane Burke, former Executive Vice President and CFO at Polycom Laura Durr, and President of Platform & Marketplaces at Expedia John Kim.

This expanding team with a diverse skill set across healthcare, technology platforms and consumer experience is exactly what is required to both enhance and accelerate our already strong growth as we start to build the pediatric care platform of the future, empowering parents to deliver a safer and healthier start for their children.

I’m incredibly gratified by our Q1 ‘21 financial results. It was our best revenue and gross margin quarter on record, exceeding our internal plan. Our strong results all tie back to parents, because we’re delivering solutions for some of the biggest problems that they face. Our Net Promoter Score for the Smart Sock, as an example, is 76 as of April ’21. Parents love our products. In fact, with the addition of our new products and services such as the Owlet Cam and Owlet Dream Lab, parents are using our app more than 7.5 times a day on average. We continue to expand into new international markets with accelerated global adoption of our technology.

I’ll now turn it over to Kate, our new CFO, to discuss the financial results from Q1.

Kate Scolnick, CFO

Thanks Kurt.

Owlet demonstrated very solid execution in the first quarter.

Total net revenue for first quarter 2021 was $21.9 million, which represents a 47% increase year-over-year from $14.9 million in the first quarter of 2020.

Q1 gross margin was 58%, compared with 47% in Q1 2020. The 1,100 basis point increase was primarily due to more favorable margins associated with the newest version of Owlet’s Smart Sock and decreased transportation costs from the prior year.

Gross profit was $12.7 million for Q1 2021, an 80% increase year-over-year compared to Q1 2020 gross profit of $7.0 million.

Operating expenses were $15.5 million for Q1 2021, an increase of $6.6 million compared to Q1 2020.

Loss from operations was $2.8 million as compared to a loss of $1.9 million in Q1 2020. Net loss was $7.9 million as compared to a net loss of $2.1 million during Q1 2020.

The increase in operating expenses and loss from operations was primarily due to investments in scaling the business, which included growing Owlet’s employee base as well as expanding Owlet’s product and services portfolio. In addition, we have incurred incremental costs related to our proposed business combination with Sandbridge Acquisition Corporation.

Moving to the balance sheet, as of March 31, 2021, cash and cash equivalents were $12.8 million.

Looking ahead, we continue to build on the momentum from investments made in 2020 as well as the first quarter of 2021. Quarter to date, we continue to see rapid adoption of our products, including the Owlet Smart Sock and the Owlet Monitor Duo. And our Mother’s Day promotion earlier this month beat internal expectations and represented significant growth over Mother’s Day 2020.

For the full year 2021, we are confident in our revenue plan to achieve $107 million, which would represent greater than 42% growth versus full year 2020.

I will now turn the time back to Kurt.

Closing - Kurt Workman, CEO

Thanks, Kate. Before we conclude, I wanted to importantly share a brief anecdote we received from one of our Owlet parents. This comes from a mother named Breanna:

“After two miscarriages, I finally had a sweet baby boy. When I brought him home from the hospital, I experienced anxiety each time the sun went down.

The Smart Sock quite frankly saved my sanity and gave me comfort in knowing that it would notify me if my baby needed my attention. Sure, I still suffered from postpartum depression and anxiety, but using the Smart Sock allowed me to sleep better and have a clearer mind.

This is by far one of the greatest products I've ever seen. Overall 10/10 would recommend this and will forever be grateful for such an amazing product.”

Another parent told us:

“As a new parent, there are so many things to worry about before you even leave the hospital! So much paperwork, hours of video courses, the stress of trying to figure out feeding, and not to mention the exhaustion from physical and emotional stresses! We use our Owlet Smart Sock every night and during naps. We love the peace of mind it affords us. My husband loves being able to check on our baby while he is at work too! To say I'm a big fan would be an understatement.”

My team and I are humbled by these stories, and these pour in each week from parents. The continued rapid adoption of our technology, our high Net Promoter Score, and the clear need for more connected solutions between conception and kindergarten are exactly why we believe Owlet is in the perfect position to create a holistic experience for parents. Owlet is that connected ecosystem which brings technology and data to modern parenting. We’re excited to become a public company and continue to demonstrate the execution of our plans to achieve our strong revenue projections.

Thank you and I look forward to delivering our next update.

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Additional Information and Where to Find It

In February, Owlet entered into a definitive merger agreement with Sandbridge Acquisition Corporation (NYSE: SBG) ("Sandbridge"), a special purpose acquisition company.

Sandbridge has filed with the SEC a Registration Statement on Form S-4, which includes a proxy statement/prospectus, that will be both the proxy statement to be distributed to holders of Sandbridge’s Class A common stock in connection with its solicitation of proxies for the vote by Sandbridge’s stockholders with respect to the business combination and other matters as may be described in the registration statement, as well as the prospectus relating to the offer and sale of certain securities to be issued in the business combination. After the registration statement is declared effective, Sandbridge will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. This presentation does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Sandbridge’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the registration statement and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the proposed business combination, as these materials will contain important information about the Company, Sandbridge and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of Sandbridge as of a record date to be established for voting on the proposed business combination. Stockholders of Sandbridge will also be able to obtain copies of the preliminary proxy statement, the definitive proxy statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a written request to: Sandbridge Acquisition Corp., 1999 Avenue of the Stars, Suite 2088, Los Angeles, California 90067.

Participants in the Solicitation

Sandbridge and its directors and executive officers may be deemed participants in the solicitation of proxies from Sandbridge’s stockholders with respect to the proposed business combination. The names of those directors and executive officers and a description of their interests in Sandbridge are contained in the proxy statement/prospectus for the proposed business combination.

Owlet and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Sandbridge in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination are included in the proxy statement/prospectus for the proposed business combination.

Forward-Looking Statements

Certain statements, estimates, targets, and projections in this presentation may be considered forward-looking statements. Forward-looking statements generally relate to future events. For example, statements regarding Owlet’s expected future operating and financial performance and the expected timing of its transaction with Sandbridge are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expect", "intend", "will", "estimate", "anticipate", "believe", "predict", "potential" or "continue", or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Sandbridge and its management, and Owlet and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the regulatory pathway for Owlet products and responses from regulators, including the U.S. Food and Drug Administration and similar regulators outside of the United States; changes in applicable laws or regulations; the evolution of the markets in which Owlet competes; the ability of Owlet to implement its strategic initiatives and continue to innovate its existing products; the ability of Owlet to defend its intellectual property and satisfy regulatory requirements; the impact of the COVID-19 pandemic on Owlet’s business; the limited operating history of Owlet; and other risks and uncertainties set forth in the sections titled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in Sandbridge’s registration statement on Form S-4 and other documents to be filed with the SEC by Sandbridge.

Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Sandbridge nor Owlet undertakes any duty to update these forward-looking statements.